DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by management)

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2006 and December 31, 2005
(Unaudited – Prepared by management)

	March 31, 2006	December 31,
		2005
ASSETS
Current
Cash	$85,253	$104,878
Cash held in trust	1,716	-
GST receivable – Note 3	39,805	49,692
Marketable securities (Market value: $75; 2005: $75)	75	75
Prepaid expenses	29,190	29,190

	156,039	183,835

Security Deposits	2,700	2,700
Equipment – Notes 4, 7 and 10	30,385	34,131
Website costs – Notes 5 and 9	26,367	21,645

	$215,491	$242,311

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$753,408	$800,077
Due to related parties – Note 9	426,347	413,216
Loans payable – Note 6	101,955	261,200

	1,281,710	1,474,493

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value Notes 8 and 13
Unlimited share authorized
23,339,640 shares issued (2005: 20,455,582)	3,672,966	3,338,939
Share subscriptions – Notes 8 and 14	59,995	138,277
Contributed Surplus – Notes 8	189,500	189,500
Deficit accumulated during the development stage	(4,988,680)	(4,898,898)

	(1,066,219)	(1,232,182)

	$215,491	$242,311
Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingencies – Note 13
Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three months ended March 31, 2006 and 2005
(Unaudited – Prepared by management)

	for three months ended
	March 31, 2006	March 31, 2005
Revenue
Music license sales	$34,904	$10,764
Miscellaneous – Note 9	-	-

	34,904	10,764

Expenses
Accounting and legal fees	$5,150	$5,000
Advertising and promotion	5,091	8,542
Amortization– equipment	3,954	1,809
– website	6,859	4,045
Bad debt	-	380
Filing Fees	265	-
Finance Fees	-	-
Foreign exchange loss (gain)	838	115
Interest and bank charges	2,497	2,141
Interest on capital lease	-	-
License fees	24,609	7,789
Management fees – Note 9	17,681	-
Consulting and Services	4,094	2,769
Office and miscellaneous	2,104	2,794
Rent – Note 9	6,822	6,049
Stock-compensation expense	-	-
Telephone and internet	3,479	2,702
Travel	-	-
Utilities	-	-
Wages and benefits	2,054	1,291
Wages and benefits to related
parties – Note 9	46,396	34,003

	(131,891)	(79,428)

Loss before other items	(96,988)	(68,665)

Other items:
Write-down of equipment	-	-
Gain on Settlement for accounts payable	7,205	-
Net loss for the period	(89,782)	(68,665)

Deficit, beginning of the period	(4,898,898)	(4,082,224)

Deficit, end of the period	$(4,988,680)	$(4.150,889)

Basic and diluted loss per share	$(0.004)	$(0.004)

Weighted average number of
shares outstanding	23,339,640	17,532,243

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2006 and 2005
(Unaudited – Prepared by management)

	for the three months ended
	March 31, 2006	March 31, 2005
Operating Activities
Net loss for the period	(89,782)	(68,665)
Adjustments to reconcile net loss used in
operations:
Amortization – equipment	3,954	1,809
– website	6,859	4,045
Write-down of equipment	-	-
Loss on write-down of marketable securities	-	-
Gain on settlement on accounts payable	(7,205)	-
Fx loss (gain)	838	115
Loss on termination of capital lease	-	-
Changes in non-cash working capital
balances related to operations:
Accounts/GST receivable	9,887	11,728
Advances receivable	-	-
Prepaid expenses and security deposit	-	2,409
Accounts payables and accrued liabilities	(40,302)	(50,059)
Increase (decrease) in due to related parties	14,631	(11,115)

	(101,120)	(109,733)

Investing Activities
Acquisition of marketable securities	-	-
Increase in deferred charges	-	-
Acquisition of equipment	(209)	(3,227)
Increase in website costs	(11,581)	(4,836)
Proceeds from disposal of capital assets	-	-

	(11,790)	(8,063)

Financing Activities
Increase in loans payable	713	844
Increase in due to related parties	(1,500)	(1,550)
Decrease in obligation under capital lease	-	-
Proceeds from issuance of common shares	174,069	65,146
Increase in share subscriptions	(78,282)	-
Increase in special warrant subscriptions	-	-

	95,000	64,440

…/Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2006 and 2005
(Unaudited – Prepared by management)

	for the 3 months ended
	March 31,2006	March 31, 2005

Increase (decrease) in cash during the period	(17,908)	(53,356)
Cash, beginning of the period	104,878	167,617
Cash, end of the period	$86,970	$114,261
Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period December 31, 2005 to March 31,2006
(Unaudited – Prepared by management)

						Deficit
						Accumulated
						During the
		Common Stock Issued		Share	Contributed	Development
		Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2005		20,455,582	$3,338,939	$138,277	$189,500	$(4,898,898)	$(1,232,182)

Issue of shares for cash:
- pursuant to private placements	- at $0.25	24,000[15]	6,000	(6,000)	-	-	-
	- at $0.25	595,058[16]	148,765	(113,764)	-	-	35,001
-pursuant to exercise of warrants	- at $0.20	165,000[17]	33,000	(29,500)	-	-	3,500

Issue costs		-	(13,695)	10,987	-	-	(2,708)

Share Subscription				64,264			64,264
Issue Costs				(4,270)			(4,270)
Issue of shares for debt settlement	- at $0.076	2,100,000[18]	159,958	-	-	-	159,958
Net loss for three months ended March 31, 2006		-	-	-	-	(89,782)	(89,782)

Balance, March 31, 2006		23,339,640	$3,672,967	$59,994	$189,500	$(4,988,680)	$(1,066,219)

15 With one warrant per share attached; exercisable at $0.35; outstanding until July 15, 2006
16 With one warrant per share attached; exercisable at $0.50; outstanding until October 03, 2006
17 Exercise of warrants re-priced at $0.20
18 Debt settlement agreement; no warrants attached

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006
(Unaudited – Prepared by management)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

The interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the ordinary course of business for the foreseeable future. As at March 31, 2006, the Company has not yet achieved profitable operations and has a working capital deficiency of $1,125,671, which is not sufficient to meet its planned business objectives or fund expenditures and ongoing operations for the next fiscal year. The Company has accumulated losses of $4,988,680 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

b)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line
Computer equipment	30% declining balance
Computer software	100% straight-line

Additions during the years are amortized at one-half the annual rate.

c)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)	Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and due to related parties also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)	Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted LPS.

j)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

Note 3	GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 10

	March 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$70,623	$(53,541)	$17,082
Computer software	11,770	(5,092)	6,678
Furniture and equipment	18,339	(13,680)	4,659
Leasehold improvements	2,768	(802)	1,966

	$103,500	$(73,115)	$30,385

	March 31, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$65,247	$(48,313)	$16,934
Computer software	2,420	(1,300)	1,120
Furniture and equipment	18,339	(12,515)	5,824
Leasehold improvements	2,560	(356)	2,204

	$88,566	$(62,484)	$26,082

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 5

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net

March 31, 2005	1,305,521	(1,290,968)	14,552

March 31, 2006	1,337,003	(1,310,636)	26,367

Note 6	Loans Payable

	March 31,	March 31,
	2006	2005

Unsecured, non-interest bearing loan from unrelated
party, with no specific terms for repayment	$500	$7,500

Unsecured, non-interest bearing loans from unrelated	54,986	214,944
companies, with no specific terms for repayment

Unsecured loan from unrelated party bearing
interest at 20% per annum, with no specific terms	46,469	38,724
for repayment
	$101,955	$261,168

Note 7	Obligations under Capital Leases

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 6

Note 8	Share Capital – Note 14

a)	Share Subscriptions

At March 31, 2006, the Company received $64,265 in respect to 257,059 units at $0.25 per unit and paid out $4,270 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 until January 02, 2007.

b)	Commitments

Share Purchase Warrants

At March 31, 2006, the Company had 1,619,058 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

1,000,000	$0.22	May 17, 2006
24,000	$0.35	July 15, 2006
595,058	$0.50	October 03, 2006

1,619,058

Stock Options

At December 31, 2005, the Company issued 1,895,000 share options entitling the holders thereof the right to purchase one common share for each option held at $0.25 per share with an expiry date of November 1, 2007.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 7

Note 9	Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	For three months ended March 31,
	2006	2005

Management fees	$17,680	$-
Website costs – salaries	10,446	4,835
Wages and benefits	46,395	34,003
Miscellaneous income	-	(50)
Recovery of rent	(1,500)	(1,500)

	$73,021	$37,291

Miscellaneous income includes recovery of moving costs from a company with a common director.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing, have no specific terms for repayment and are not convertible into common shares of the Company. These amounts consist of $92,084(December 31, 2005: $93,584) of loans and $46,604 (December 31, 2005: 34,980) of unpaid management fees due to a director and a company with a common director, $1,995 (December 31, 2005: $8,155) of unpaid share issue costs and $28,750 ( December 31, 2005: $18,750) of unpaid wages due to an officer of the Company, $256,915 (December 31, 2005: $254,915) of unpaid wages and benefits due to two officers of the Company.

During the year ended August 31, 1999, the Company issued 3,300,000 common shares to directors of the Company pursuant to the reverse acquisition of Dittybase.

During the year ended December 31, 2000, the Company issued 1,988,285 common shares to companies with common directors and a former director of the Company.

During the year ended December 31, 2001, the Company issued 492,000 common shares to a company with a common director.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 8

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the year ended March 31, 2006, the Company:

  issued 2,100,000 common shares at $0.076 per share pursuant to a debt settlement agreement of $159,958

During the year ended December 31, 2005, the Company:

  issued 150,000 common shares at $0.10 per share pursuant to a debt settlement agreement of $15,000.

During the year ended December 31, 2004, the Company:

  issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in the prior year of $12,000 less issue costs of $840;

During the year ended December 31, 2003, the Company:

  issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in the prior year of $16,500 less issue costs of $1,500;
  issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in the prior year of $47,025 less issue costs of $5,645.

During the year ended December 31, 2002, the Company:

  issued 595,010 common shares at $0.35 per share pursuant to special warrant subscriptions received in the prior year of $208,254 less issue costs of $25,407;
  returned computer equipment to settle accounts payable totalling $44,103;
  returned computer equipment to offset obligations under capital lease totalling $477,510.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 9

Note 11	Corporate Income Tax Loss Carry-Forwards

At December 31, 2004, the Company has accumulated non-capital losses totalling $2,391,248, which is available to offset taxable income of future years. These losses expire as follows:

2006	$351,042
2007	505,253
2008	460,892
2009	537,665
2010	299,705
2011	219,381
2022	11,417
2023	3,732
2024	2,161

$2,391,248

The significant components of the Company’s future tax assets are as follows:

	2004	2003

Temporary differences – capital assets	$481,888	$542,636
Non-capital losses	807,661	836,077

Valuation allowance	(1,289,549)	(1,378,713)
	$-	$-

Note 12	Commitments – Notes 7, 8 and 14

The Company has lease commitments for its premises and office equipment, which require minimum payments totalling $84,386 payable as follows:

Year ended December 31, 2005	$18,083
18,083
18,083
18,083
12,054

$84,386

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 10

Note 13	Contingencies

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability. The amount of the Company’s remaining liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Note 14	Subsequent Events – Note 8

Subsequent to March 31, 2006, the Company:

a)

received $14,854.84 in respect to 59,419 units at $0.25 per unit less issue costs of $891.62. Each unit conists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 per share until January 02, 2007

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not exist under Canadian GAAP.

b)	New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
March 31, 2006
(Unaudited – Prepared by management)– Page 11

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)	The impact of the above on the financial statements for the three months ended March 31 is as follows:

	2006	2005

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(89,782)	$(68,665)
Foreign currency translation adjustment	838	115

Net loss for the year under US GAAP	$(88,945)	$(68,550)

Basic income (loss) per share:
Canadian GAAP	$(0.004)	$(0.004)

US GAAP	$(0.004)	$(0.004)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2006	2005

Share capital
Common shares	$3,672,966	$2,985,440
Share subscriptions	59,995	-
Contributed Surplus	189,500	-
Special warrant subscriptions	-	-

	3,892,461	2,985,440

Accumulated deficit
Balance, beginning of period	(4,914,474)	(4,088,599)
Net loss for the period	(88,945)	(68,550)

	(5,003,419)	(4,157,149)

Accumulated other comprehensive income	7,129	6,490

Shareholders’ deficiency for US GAAP	$(1,263,328)	$(1,165,219)